1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date April 2, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Financial Advisor to the Company

MAJOR TRANSACTION AND DELAY IN DESPATCH OF
CIRCULAR IN RELATION TO AN AGREEMENT TO MAKE
A TAKEOVER OFFER TO ACQUIRE UP TO 60% OF
THE ISSUED AND OUTSTANDING COMMON SHARES IN
SOUTHGOBI RESOURCES LTD.

THE OFFER

The Board announces that the Offeror proposed to acquire up to (but not more than) sixty percent (60%), but not less than fifty six percent (56%) of the issued and outstanding Common Shares of SouthGobi Resources Ltd. ("SouthGobi") (TSX: SGQ) (HKEx: 1878) by way of a partial offer. The Company may nominate one of its subsidiaries currently existing or to be established to implement the Offer and acquire the Common Shares in SouthGobi.

The Offer will be conditional on the fulfillment and/or, where applicable, waiver of conditions of the Offer as set out in the Lock-up Agreement, and be made for a cash consideration of C$8.48 (equivalent to approximately HK$65.97) for each Common Share.

On the basis of the Offer Price, 60% of the total issued and outstanding share capital of 181,855,896 Common Shares, as at the date of this announcement, is valued at approximately C$925.28 million (equivalent to approximately HK$7,198.70 million), which is the aggregate amount payable by the Offeror in the event that the Offer is accepted in full.

The Company intends to fund the cash required to effect the Offer from its internal fund, external financing to be arranged through bank borrowings, or a combination of both.

In connection with the Offer, on 1 April 2012 (Vancouver time), the Company entered into the Lock-up Agreement with the Locked-up Shareholder, Ivanhoe Mining Ltd. ("IVN"), pursuant to which, IVN has agreed, among other covenants, to tender to the Offer all of the Common Shares held or subsequently acquired by it during the Offer Period which are expected to amount to an aggregate of approximately 104,807,155 Common Shares or 57.6% of the total Common Shares of SouthGobi, subject to the terms and conditions set forth in the Lock-up Agreement.

On 27 March 2012, the Company entered into the Consultancy Agreements with nine key senior executives and officers of SouthGobi to retain their services for 12 months as from a termination of their employment or for a period of 12 months less the notice period actually served by them on their resignation, following the Company becoming a shareholder of SouthGobi, to assist the Company with the integration and transition resulting from the Company's acquisition of Common Shares. The consulting fees payable by the Company for the consulting services amount to a total of US$9 million (equivalent to approximately HK$70.0 million), which has been agreed after arm's length negotiation with the executives and will be paid by the Company in a lump sum.

Furthermore, under the Cooperation Agreement entered into between the Company and SouthGobi on 27 March 2012, the Company has undertaken, following the Company becoming a shareholder of SouthGobi, to provide certain support services to SouthGobi and its subsidiaries (the "SouthGobi Group") to further develop the SouthGobi Group for the benefit of SouthGobi and its shareholders, on and subject to the terms of the Cooperation Agreement. These support services include an off-take arrangement for the Company to purchase up to 100% of SouthGobi's coal production at the then prevailing market price for up to 24 months, and assistance with the provision of power to SouthGobi's operations. As at the date of this announcement, there is no quantifiable consideration arising from the services to be offered under the Cooperation Agreement.

The Offer has not yet commenced. Subject to the fulfillment and/or, where applicable, waiver of conditions set out in the Lock-up Agreement, the Offeror expects to formally commence the Offer as soon as reasonably practicable and in any event no later than 11:59 p.m. (Vancouver time) on 5 July 2012, at which time the Offer Document will be despatched to all the then shareholders of SouthGobi, including but not limited to all the holders of the Common Shares listed on the Stock Exchange. Unless indicated otherwise, the time referred to in this announcement shall be Hong Kong time.

Shareholders and/or the potential investors of the Company should note that, SouthGobi is listed on the Stock Exchange by way of a secondary listing, and at the time of its listing on the Stock Exchange, SouthGobi obtained a ruling from the Securities and Futures Commission of Hong Kong that it is not a "public company in Hong Kong" for the purposes of section 4.1 of the Codes on Takeovers and Mergers and Share Repurchases. As such, although SouthGobi is a listed company on the Stock Exchange, the Offer and the Major Transaction for the Company is not subject to section 4.1 of the Codes on Takeovers and Mergers and Share Repurchases. However, the Offer is subject to Canadian securities laws regarding takeovers.

IMPLICATIONS UNDER THE LISTING RULES

The acquisition of up to 60% of the Common Shares under the Offer will constitute a Major Transaction for the Company under Rule 14.06(3) of the Listing Rules as the highest applicable percentage ratio calculated pursuant to Rule 14.07 of the Listing Rules is expected to exceed 25% but fall below 100%. Accordingly, the Offer is subject to the reporting, announcement and shareholders' approval requirements under Chapter 14 of the Listing Rules.

DESPATCH OF THE CIRCULAR

As a Major Transaction for the Company under Chapter 14 of the Listing Rules, the Offer is subject to approval by the Shareholders at the AGM. To the best knowledge of the Company, as at the date of this announcement, no Shareholder has a material interest in the Offer which would require him/her to abstain from voting at the AGM to be convened to, among others, consider and approve the Offer. A notice of the AGM is expected to be despatched to Shareholders of the Company on or before 15 May 2012.

A circular setting out, among others, further details of the Offer and information about the Company and SouthGobi, is expected to be despatched to the Shareholders on or before 9 June 2012, being the date that is 20 days prior to the proposed date of AGM. The Company may not be able to despatch the circular 15 business days after the date of this announcement due to the time required to prepare the Competent Person's report, the Valuation Report as well as the pro forma financial information as required to be included in the circular under Chapter 14 and Chapter 18 of the Listing Rules.

Shareholders and/or potential investors of the Company should be aware that the Offer has not commenced as at the date of this announcement and is subject to the fulfillment and/or, where applicable, waiver of the conditions of the Offer as set out in the Lock-up Agreement, which will be further disclosed in the Offer Document to be despatched in due course. Therefore, the Offer may not be proceeded or completed and the Shareholders and/or potential investors of the Company are advised to exercise caution when dealing in the Shares of the Company or the Common Shares of SouthGobi.

THE OFFER

Terms of the Offer

The Company entered into the Lock-up Agreement with the Locked-up Shareholder, Ivanhoe Mining Ltd. ("IVN") on 1 April 2012 (Vancouver time), pursuant to which the Company proposed to acquire up to (but not more than) sixty percent (60%), but not less than fifty six percent (56%) of the issued and outstanding Common Shares of SouthGobi (TSX: SGQ) (HKEx: 1878) by way of a partial offer. The Company may nominate one of its subsidiaries currently existing or to be established to implement the Offer and acquire the Common Shares in SouthGobi. The Offer is to be made in accordance with the terms and conditions set forth in the Lock-up Agreement as follows:

For each Common Share: C$8.48 (equivalent to approximately HK$65.97) in cash.

The Offer Price represents:

(a)	a premium of 35.90% over the 20 trading day volume weighted average price of the Common Shares on the TSX prior to Friday, 30 March 2012 (inclusive); and

(b)	a premium of 28.10% over the closing price of the Common Shares as quoted on the TSX of C$6.62 (equivalent to approximately HK$51.9) on Friday, 30 March 2012.

For illustration purposes only and based on the Offer Price of HK$65.97 per Common Share, the Offer Price also represents:

(a)	a premium of 28.83% over the 20 trading day volume weighted average price of the Common Shares on the HKEx prior to Friday, 30 March 2012 (inclusive); and

(b)	a premium of 28.86% over the closing price of the Common Shares as quoted on the HKEx of HK$51.20 on Friday, 30 March 2012.

For the avoidance of doubt, the Offer Price of HK$65.97 as disclosed above is calculated based on the exchange rate of C$1.00 = HK$7.78 and is disclosed for the purpose of illustration only. No representation is made and there is no assurance that the Common Shares listed on the Stock Exchange will be eventually purchased by the Offeror at such exchange rate.

The Offer Price was determined after arm's length negotiations, taking into account various factors, including, among others, the share prices of SouthGobi, the current market conditions in the relevant jurisdictions including Hong Kong and Canada, the strategic values and long-term benefits for the Company as disclosed in the paragraph headed "Reasons for and Benefits of the Offer" below, as well as the business strength and prospect of SouthGobi.

To the best knowledge of the Directors, Aluminum Corporation of China, the controlling shareholder of the Company, which holds approximately 41.8%, directly and indirectly, of the issued share capital of the Company as at the date of this announcement, currently holds approximately 12.88% equity interest in Rio Tinto plc, which in turn indirectly holds approximately 51% equity interest in IVN, the controlling shareholder of SouthGobi interested in approximately 57.6% of the total Common Shares of SouthGobi as at the date of this announcement. Notwithstanding the above, Aluminum Corporation of China is not a substantial shareholder of SouthGobi as it does not have an equity stake that would be reasonably considered to result in a significant control over the shareholder meetings of Rio Tinto plc, nor does it have any board representation on the board of Rio Tinto plc. On the basis of the above, the Directors believe, having made all reasonable enquiries, that SouthGobi and the ultimate beneficial owners of SouthGobi are third parties independent of the Company and the connected persons of the Company (save for the shareholding relationship between Aluminum Corporation of China and Rio Tinto plc as stated above).

The Offer shall be made in accordance with the Applicable Securities Laws and shall expire no earlier than 5:00 p.m. (Vancouver time) on the 36th day after the commencement of the Offer, subject to the right of the Offeror to extend from time to time the period during which Common Shares may be deposited under the Offer (such date, as the same may be extended, is referred to herein as the "Expiry Date" and such time on such date, as the same may be extended, is referred to herein as the "Expiry Time").

It is understood and agreed that the Offeror may, in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of IVN:

(a)

amend or modify the Minimum Tender Condition as defined in the paragraph headed "Conditions of the Offer pursuant to the Lock-up Agreement" below to greater than 56% of the Common Shares that are outstanding at the time of initial take-up of Common Shares under the Offer;

(b)

waive the Minimum Tender Condition, as it may be amended or modified pursuant to the above paragraph, unless the Offeror can and, after such waiver, does take up and pay for a number of Common Shares equal to not less than 56% of the Common Shares that are outstanding at the time of the initial take-up of Common Shares under the Offer;

(c)	impose additional conditions to the Offer;

(d)	decrease the cash consideration per Common Share;

(e)	decrease the number of Common Shares in respect of which the Offer is made;

(f)	change the form of consideration payable (other than to add additional consideration or consideration alternatives); or

(g)	vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition or an extension of time) in a manner which is adverse to IVN.

If the Offeror amends, modifies or waives the Minimum Tender Condition as permitted and takes up and pays for any Common Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than twenty (20) days from the date of such amendment, modification or waiver. Should the Common Shares tendered under the Offer exceed 60% of the issued share capital of SouthGobi as at the date of the commencement of the Offer, the Offeror will take the Common Shares on a pro rata basis so as to acquire up to 60% of the common shares in SouthGobi. Further terms on the payment arrangement under the Offer will be set out in the Offer Document to be despatched to the registered SouthGobi Shareholders in due course.

Pursuant to the Lock-up Agreement, the Company and IVN have principally agreed that the Offeror may, should it consider necessary or desirable, proceed with the Major Transaction by alternative means (such as a plan of arrangement or amalgamation) whereby the Offeror will achieve the result to the Offeror of the acquisition of that percentage of Common Shares as contemplated by the Offer within substantially equivalent time periods and on economic terms and other terms and conditions including, without limitation, tax treatment and form and amount of consideration per Common Share that are substantially the same as those contemplated by the Offer, then subject to SouthGobi having agreed in writing, IVN agrees to support the completion of such alternative means in the same manner by voting its Common Shares in favor of the alternative means and shall otherwise fulfill its covenants contained in the Lock-up Agreement, with all necessary changes being made to give effect thereto. As at the date of this announcement, the Company does not have an intention to adopt any alternative form to proceed with the Major Transaction. Should the Company decide to proceed with the Major Transaction with a different form or arrangement, relevant disclosure will be made as soon as practicable.

As at the date of this announcement, there is no guarantee or security in place for the purpose of the Offer. Should there be any relevant update, the Company will make further announcement as soon as practicable.

Total consideration of the Offer

On the basis of the Offer Price, 60% of the total issued and outstanding share capital of 181,855,896 Common Shares, as at the date of this announcement, is valued at approximately C$925.28 million (equivalent to approximately HK$7,198.70 million), which is the aggregate amount payable by the Offeror in the event that the Offer is accepted in full.

The Company intends to fund the cash required to effect the Offer from its internal fund, external financing to be arranged through bank borrowings, or a combination of both.

Despatch of Offer Document

The obligation of the Offeror to make the Offer is conditional on the prior satisfaction and/or, where applicable, waiver of the conditions as set out in the Lock-up Agreement. The Offeror shall despatch the Offer Document pursuant to the Applicable Securities Laws to each registered SouthGobi Shareholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on 5 July 2012 ("Latest Mailing Time"), provided, however, that if:

1)

the mailing of the Offer Document is delayed by reason of SouthGobi not having, on a timely basis, provided the lists and other information and assistance as required by the Lock-up Agreement, then the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth (5th) business day following the date on which SouthGobi supplies such necessary information, lists or other assistance; and

2)

the mailing of the Offer Document is delayed by reason of any existing cease trade order, injunction or other prohibition at Law against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer, then provided such cease trade order, injunction or other prohibition is being contested or appealed by the Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth (5th) business day following the date on which such cease trade order, injunction or other prohibition ceases to be in effect.

Conditions of the Offer pursuant to the Lock-up Agreement

Notwithstanding any other provision of the Lock-up Agreement, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or, where applicable, waived by the Offeror at or prior to the Expiry Time:

1)

there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 56% of the outstanding Common Shares calculated on a fully-diluted basis (the "Minimum Tender Condition");

2)

the Required Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and any other requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or advisable to complete the Offer shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

3)	the Lock-up Agreement shall not have been terminated by IVN or by the Offeror in accordance with its terms;

4)

the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding, in each case that is not frivolous or vexatious, shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(a)

to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise all rights of ownership of the Common Shares;

(b)	which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect in respect of SouthGobi or the Offeror;

(c)	which would materially and adversely affect the ability of the Offeror to proceed with the Offer and/or take up and pay for any Common Shares deposited under the Offer; or

(d)

seeking to prohibit or limit the ownership or operation by the Company of any material portion of the business or assets of SouthGobi or its subsidiaries or to compel the Company or the Company Subsidiaries to dispose of or hold separate any material portion of the business or assets of SouthGobi or any of its subsidiaries;

5)	there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer;

6)

there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the date of the Lock-up Agreement, that there shall not have been disclosed, generally or to the Company in writing on or before the execution and delivery of the Lock-up Agreement) any change, condition, event, development, occurrence or set of facts or circumstances (or any change, condition, event, development, occurrence or set of facts or circumstances involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of SouthGobi;

7)	IVN shall have complied with its covenants and obligations under the Lock-up Agreement at or prior to the Expiry Time in all material respects;

8)

all representations and warranties of IVN set forth in the Lock-up Agreement shall be true and correct in all material respects as of the time of making of the Offer as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time);

9)	Land Breeze II S.a.r.l shall have unconditionally waived its right of first offer under the securityholders' agreement dated 19 November 2009 between it, IVN and SouthGobi;

10)	SouthGobi shall have conducted its business in the Ordinary Course between the date of the Offer and the date on which the Common Shares are taken up by the Offeror; and

11)	The Lock-up Agreement shall have been not have been terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in whole or in part at any time and from time-to-time without prejudice to any other rights which the Offeror may have, subject to the terms of the Lock-up Agreement. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time.

Offer Period

The Offer Period is currently expected to commence on or before 5 July 2012 and will remain open for not less than 35 days.

Other Agreements

Prior to the execution of the Lock-up Agreement, on 27 March 2012, the Company entered into the following two agreements.

The Cooperation Agreement

The Company entered into a Cooperation Agreement with SouthGobi on 27 March 2012. Under the Cooperation Agreement, the Company has undertaken, following the Company becoming a shareholder of SouthGobi, to provide support services to the SouthGobi Group to further develop the SouthGobi Group for the benefit of SouthGobi and its shareholders, on and subject to the terms of the Cooperation Agreement. These support services include an off-take arrangement for the Company to purchase up to 100% of SouthGobi's coal production at the then prevailing market price for up to 24 months, and assistance with the provision of power to SouthGobi's operations. As at the date of this announcement, there is no quantifiable consideration arising from the services to be offered under the Cooperation Agreement.

The Consultancy Agreement

On 27 March 2012, the Company entered into the Consultancy Agreements with nine key senior executives and officers of SouthGobi to retain their services for 12 months as from a termination of their employment or for a period of 12 months less the notice period actually served by them on their resignation, following the Company becoming a shareholder of SouthGobi, to assist the Company with the integration and transition resulting from the Company's acquisition of Common Shares. The consulting fees payable by the Company for the consulting services amount to a total of US$9 million (equivalent to approximately HK$70.0 million), which has been agreed after arm's length negotiation with the executives and will be paid by the Company in a lump sum.

THE COMPANY'S SHAREHOLDING IN SOUTHGOBI

As at the date of this announcement, the Company does not, directly or indirectly, own any Common Shares in SouthGobi.

INFORMATION OF SOUTHGOBI AND IVN

SouthGobi is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia and its Common Shares are listed on the TSX and the Stock Exchange. SouthGobi is an integrated coal mining, development and exploration company.

The head office, principal address and registered and records office of SouthGobi are located at 999 Canada Place, Suite 654, Vancouver, British Columbia, V6C 3E1.

The Common Shares of SouthGobi are listed and posted for trading on the TSX under the symbol "SGQ" and on the HKEx under the stock code "1878".

According to publicly available information, for the year ended 31 December 2011, SouthGobi had income before tax of approximately US$57.0 million (HK$443.5 million), and net income attributable to equity holders of approximately US$57.7 million (HK$448.9 million). As at 31 December 2011, SouthGobi reported a net assets value of approximately US$716.2 million (HK$5,572.0 million).

According to publicly available information, for the year ended 31 December 2010, SouthGobi had loss before tax of approximately US$118.9 million (HK$925.0 million), and net comprehensive loss attributable to equity holders of approximately US$88.4 million (HK$687.8 million). As at 31 December 2010, SouthGobi reported a net assets value of approximately US$678.9 million (HK$5,281.4 million).

SouthGobi is a coal production and development company with coal assets strategically located near China focusing on exploration and development of its metallurgical and thermal coal deposits in Mongolia's South Gobi Region to supply coal products to markets in China.

For the year ended December 31, 2011, SouthGobi produced 4.57 million tonnes of raw coal with a strip ratio of 3.63 compared to production of 2.79 million tonnes of raw coal with a strip ratio of 3.47 for the year ended December 31, 2010. Mining capacity increased in 2011 compared to 2010 due to the commissioning of additional mining equipment.

SouthGobi's flagship coal mine, Ovoot Tolgoi, is selling coal to customers in China, the largest consumer of coal in the world. Ovoot Tolgoi is located in southern Mongolia, approximately 40 kilometres north of the Mongolian/Chinese border.

SouthGobi owns four coal projects in Mongolia, namely, a producing mine, the Ovoot Tolgoi Mine, and three development projects, the Soumber Deposit, Zag Suuj Deposit and the Ovoot Tolgoi Underground Deposit. In addition, SouthGobi holds mineral exploration licences in Mongolia.

IVN is a Canadian mineral exploration and development company headquartered in Vancouver, British Columbia. Its focus is on the pacific rim where it is in the process of developing several large mines, the principal one being the Oyu Tolgoi Project in Southern Mongolia approximately 200 km east of Dalanzadgad.

INFORMATION OF THE COMPANY

The Company is a joint stock limited company established in the PRC; its shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively, and its American depositary receipt is listed on the New York Stock Exchange.

To the best knowledge of the Directors, Aluminum Corporation of China, the controlling shareholders of the Company which holds approximately 41.8%, directly and indirectly, of the issued share capital of the Company as at the date of this announcement, currently holds approximately 12.88% equity interest in Rio Tinto plc, which in turn indirectly holds approximately 51% in IVN, the controlling shareholder of SouthGobi interested in approximately 57.6% of the total common shares of SouthGobi as at the date of this announcement. Notwithstanding the above, Aluminum Corporation of China is not a substantial shareholder of SouthGobi as it does not have an equity stake that would be reasonably considered to result in a significant control over the shareholders meeting of Rio Tinto plc, nor does it have any board representation on the board of Rio Tinto plc. On the basis of the above, the Directors believe, having made all reasonable enquiries, that SouthGobi and the ultimate beneficial owners of SouthGobi are third parties independent of the Company and the connected persons of the Company (save for the shareholding relationship between Aluminum Corporation of China and Rio Tinto plc as stated above).

The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; and trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world.

REASONS FOR AND BENEFITS OF THE OFFER

The Company wishes to acquire a controlling stake in SouthGobi as it aligns with the Company's strategy to expand its business scope to other resources which include coal to achieve full integration of coal and aluminum operations, and further integrate SouthGobi's business operation with its other investments in the coal sector, which were set out in the Company's 2010 Annual Report.

The Company has considerable management experience of making overseas investment and possesses important ingredients including capital, local knowledge, know-how and long-term commitment to build an integrated value chain from upstream mining to downstream logistics.

The Company considers the Offer compelling in so far as it would provide an effective way for the SouthGobi Shareholders to partially capitalize their investment with value fully recognized during an uncertain economic environment and with deal certainty backed by a leading PRC State-owned enterprise engaged in the metals & mining sector. At the same time, the SouthGobi Shareholders will have the opportunity to enjoy the potential growth prospects brought forth by the synergy effects from the Company and SouthGobi.

Upon successful completion of the Offer, the Company intends to conduct a detailed review of SouthGobi, including an evaluation of its business plans, assets, operations, projects under construction and organisational and capital structure, to determine what changes, if any, would be desirable in light of such review and the circumstances that then exist. The co-operation will be a joint effort of the respective management teams of the Company and SouthGobi. It is the Company's intention to retain almost all of the SouthGobi management team in their current roles, forming the core of a strongly backed team to deliver the Company's growth ambitions in the coal sector.

Given SouthGobi's operations are, to a great extent dependent on China, the Company considers it has the necessary expertise to strengthen SouthGobi's operations. If the Offer is successful, the Company intends to operate Ovoot Tolgoi to maximise value for its Shareholders, including all the current business plans provided they are economically justifiable. For instance, the Company intends to provide assistance in providing electricity from China and securing a rail transport capacity to address logistic solution for SouthGobi over the long run.

In light of the above, the Company believes that the terms of the Offer are fair and reasonable and are in the best interests of its Shareholders as a whole as well as the SouthGobi Shareholders, including remaining shareholders, employees and management in that the Company will be a long term investor with a strong commitment to investing in the coal sector, and intends to position SouthGobi as the platform to pursue its growth ambitions in the coal sector.

IMPLICATIONS UNDER THE LISTING RULES

The acquisition of all of the Common Shares under the Offer, if completed, will constitute a Major Transaction for the Company under Rule 14.06(3) of the Listing Rules as the highest percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules is expected to exceed 25% but fall below 100%. Accordingly, the Offer is subject to the reporting, announcement and shareholders' approval requirements under Chapter 14 of the Listing Rules.

GENERAL

As a Major Transaction for the Company under Chapter 14 of the Listing Rules, the Offer is subject to approval by the Shareholders at the AGM. To the best knowledge of the Company, as at the date of this announcement, no Shareholder has a material interest in the Offer which would require him/her to abstain from voting at the AGM to be convened to, among others, consider and approve the Offer. A notice of the AGM is expected to be despatched to Shareholders of the Company on or before 15 May 2012.

A circular setting out, among others, further details of the Offer and information about the Company and SouthGobi, is expected to be despatched to the Shareholders on or before 9 June 2012, being the date that is 20 days prior to the proposed date of AGM. The Company may not be able to despatch the circular 15 business days after the date of this announcement due to the time required to prepare the Competent Person's report, the Valuation Report as well as the pro forma financial information as required to be included in the circular under Chapter 14 and Chapter 18 of the Listing Rules.

The Company will issue further announcements informing its Shareholders and potential investors on the commencement and progress of the Offer as and when appropriate or as otherwise required in accordance with Rule 13.09 (1) of the Listing Rules.

The Offer has not yet commenced. This announcement is for information purposes and compliance with Chapter 14 of the Listing Rules only and is not an offer to buy or the solicitation of an offer to sell any securities. The Offer (as the same may be varied or extended in accordance with applicable law) will be made exclusively by means of, and subject to the terms and conditions set out in, the Offer Document, which will be delivered to SouthGobi, filed with Canadian provincial securities regulators and mailed to SouthGobi Shareholders (including but not limited to all the holders of the Common Shares of SouthGobi listed on the Stock Exchange) by the Offeror. The Offer Document will contain important information about the Offer, including the terms and conditions of the Offer, and should be read carefully by SouthGobi Shareholders.

The Offer will not be made in, nor will deposits of Common Shares be accepted in, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it deems necessary to extend the Offer in any such jurisdiction.

Neither this announcement nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). This announcement is for information purposes only and does not constitute or form a part of any offer of or solicitation to purchase or subscribe for securities any jurisdiction, including the United States.

This announcement contains certain statements that are "forward-looking statements". The words "expect", "will", "may", "should", "could", "intend", "estimate", "propose" and similar expressions identify forward-looking statements. Such forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, certain of which are beyond the Company's control, that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance or achievement. These risks, uncertainties and other factors include, but are not limited to: actions taken by SouthGobi; changes in applicable Laws; general business and economic conditions; the failure to meet certain conditions of the Offer; the timing and receipt of governmental approvals necessary to complete the Offer and any related transactions; and the behaviour of other market participants. No assurance can be given that such forward-looking statements will prove to have been correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of announcement. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

The information in this announcement concerning SouthGobi, IVN and their respective assets, businesses and projects is based on publicly available information and has not been independently verified by the Company. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Shareholders and/or potential investors of the Company should be aware that the Offer has not commenced as at the date of this announcement and is subject to the fulfillment and/or, where applicable, waiver of the conditions of the Offer as set out in the Lock-up Agreement, which will be further disclosed in the Offer Document to be despatched in due course. Therefore, the Offer may not be proceeded or completed and the Shareholders and/or potential investors of the Company are advised to exercise caution when dealing in the Shares of the Company or the Common Shares of SouthGobi.

DEFINITIONS

In this announcement, the following expressions shall have the following meanings unless the context requires otherwise:

"AGM"	the 2011 annual general meeting of the Company expected to be held on 29 June 2012 to, among others, consider and approve the Offer

"Applicable Securities Laws"	the Securities Act (British Columbia) and the regulations thereunder and all other applicable Canadian, United States, Hong Kong and such other securities Laws as the Offeror deems applicable

"Board"	the board of directors of the Company

"Cooperation Agreement"

the cooperation agreement entered into on 27 March 2012, between the Company and SouthGobi, pursuant to which the Company has undertaken to provide support services to the SouthGobi Group to further develop the SouthGobi Group for the benefit of the SouthGobi and its shareholders

"Common Share(s)"	the currently outstanding common share(s) of SouthGobi

"Company"

Aluminum Corporation of China Limited (), a joint stock limited company established in the PRC with limited liability, the A shares, H shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange, The Hong Kong Stock Exchange and the New York Stock Exchange, Inc., respectively

"Company Shareholder Approval"

approval of the Offer by a majority of the votes cast by holders of ordinary shares in the capital of the Company at a duly called meeting of the Company or, if permitted by the Listing Rules, by a resolution in writing signed by holder of a majority of the Shares in the capital of the Company

"Company Subsidiaries"	the subsidiaries of the Company

"Competent Person"	has the meaning given to it under Rule 18.01(3) of the Listing Rules

"C$"	Canadian dollar(s), the lawful currency of Canada

"Consultancy Agreement(s)"

the consultancy agreement(s) entered into on 27 March 2012, by the Company and employee(s) of SouthGobi, pursuant to which the Company has agreed to engage certain employee(s) of SouthGobi as consultant(s) for up to 12 months as from a termination of their employment or for a period of 12 months less the notice period actually served by the consultant(s) on their resignation but not earlier than the Share Transfer Date

"Director(s)"	the director(s) of the Company

"Group"	the Company and its subsidiaries

"Governmental Entity"	(a)

any sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing;

	(b)	any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court;

	(c)	any stock exchange; or

	(d)	any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong

"HKEx" or "Stock Exchange"	The Hong Kong Stock Exchange of Hong Kong Limited

"Hong Kong"	the Hong Kong Special Administrative Region of the PRC

"Law"

any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law

"Lock-up Agreement"

the lock-up agreement entered into on 1 April 2012 (Vancouver time) by the Company and IVN, pursuant to which the Offeror has agreed to make the Offer, and IVN has agreed to tender to the Offer all of the Common Shares held or subsequently acquired by it during the Offer Period, all on the terms and subject to the conditions set forth therein

"Locked-up Shareholder"	Ivanhoe Mining Ltd., or IVN

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

"Major Transaction"	has the meaning given to it under Rule 14.06(3) of the Listing Rules

"Material Adverse Effect"

when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, or present or future results of operations of that person and its subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by the Lock-up Agreement, other than any effect:

(a)	resulting from the announcement of the Lock-up Agreement or the transactions contemplated by the Lock-up Agreement;

(b)	relating to general political, economic or financial conditions, or securities or capital markets generally in Canada, the United States, Mongolia, China, Hong Kong or elsewhere;

(c)	relating to any changes in currency exchange rates, interest rates or inflation;

(d)	affecting the global mining industry in general;

(e)

relating to any of the principal markets served by that person's business generally (including the business of that person's subsidiaries) or shortages or price changes with respect to raw materials or metals (including coal);

(f)	relating to a change in the market trading price or trading volume of securities of that person;

(g)	relating solely to the failure by that person to meet any earnings, projections, forecasts or estimates, whether internal or previously publicly announced;

(h)	relating to any change in applicable generally accepted accounting principles, or as a result of any reconciliation of financial data into International Financial Reporting Standards;

(i)	relating to any change in Law;

(j)

resulting from compliance with the terms of the Lock-up Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing; provided that the causes underlying such effect referred to in clauses (f) or (g), respectively, may be taken into account when determining whether a Material Adverse Effect has occurred and provided further, however, that such effect referred to in clause (b), (c), (d), (e), (h) or (j) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or materially disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate; or

(k)

resulting from any existing, pending or threatened legal proceedings of which Offeror has been notified in writing on or before the date hereof or which has been disclosed in any document filed by or on behalf of SouthGobi or IVN with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada

"Offer"	means an offer to be made by the Offeror to all of the SouthGobi Shareholders to acquire:

(a)	not less than fifty-six percent (56%) and up to (but not more than) than sixty percent (60%) of the aggregate of:

(i)	the issued and outstanding Common Shares as at the date the Offer is made to all of the shareholders of SouthGobi, plus

(ii)

the issued and outstanding Common Shares that are issued upon the exercise of the convertible securities subsequent to the date the Offer is made to the SouthGobi Shareholders, of such Common Shares held by each Shareholder to whom the offer is made (the "Individual Allocation") at a purchase price of C$8.48 per Common Share, and

(b)	if permitted by Applicable Securities Laws, concurrently in such offer the further right:

(i)

to those SouthGobi Shareholders that have accepted the offer described in paragraph (a) and who have deposited as to their full Individual Allocation, and not withdrawn at the Expiry Time any, of their Common Shares and

(ii)

if less than an aggregate of sixty percent (60%) of all of the issued and outstanding Common Shares described in paragraph (a)(i) and (ii) of this definition (the "Aggregate Offer") are deposited under such offer and not withdrawn at the Expiry Time, to deposit additional Common Shares on the same terms and conditions as contained in such offer in excess of their Individual Allocation, up to a maximum number of Common Shares that pro-rata to all other SouthGobi Shareholders that are entitle to and properly exercise this right would result in such offer achieving up to the Aggregate Offer

"Offer Document"	the offer and circular to be issued by the Offeror in respect of the Offer

"Offer Period"	the period during which the Offer will remain open, the details of which are set out in the paragraph headed "The Offer - Offer period" in this announcement

"Offer Price"	the offer price of C$8.48 (equivalent to approximately HK$65.97) for each Common Share pursuant to the Offer

"Offeror"	the Company or any of its subsidiaries currently existing or to be established as nominated by the Company

"Ordinary Course"

means in respect of a person the conduct of the business of the business of that person in the ordinary course consistent with past practice in all material respects and in compliance with applicable Laws, and the use of reasonable best efforts to preserve intact its present business organization and goodwill, to keep its contractual or other real property interests, mining leases, mining concessions, mining claims, permits or other property, mineral or proprietary interests or rights or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees, joint venture parties and others having business relationships with it

"Required Regulatory Approvals"

means approvals, decisions and confirmations (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Governmental Entity), as well as any other material approvals, decisions and confirmations that the parties agree, acting reasonably, are required in order to complete the Offer including, for greater certainty:

a)	the Competition Act approval;

b)	the Investment Canada Act approval;

c)	the Company Shareholder Approval;

d)

receipt of necessary approvals from each of the following Government Entities in China, being the National Development and Reform Commission, the Ministry of Commerce, and the State Administration of Foreign Exchange

"SEDAR"	the Canadian System for Electronic Document Analysis and Retrieval

"Share(s)"	the share(s) of the Company

"Share Transfer Date"

the date on which the Company has acquired at least one Common Share, provided, however, that the acquisition of up to 10,000 Common Shares (either by way of a single transaction or through multiple transactions resulting in an aggregate holding of not more than 10,000 Common Shares) inadvertently made by the Company in good faith shall be deemed not to be an acquisition of Common Shares for the purpose of this definition if the Common Shares so acquired are promptly sold and disposed by the Company upon discovery of such inadvertent Share acquisition

"Shareholder(s)"	the holder(s) of share(s) of the Company

"SouthGobi Group"	the SouthGobi and its subsidiaries

"SouthGobi Shareholder(s)"	the shareholder(s) of SouthGobi

"TSX"	the Toronto Stock Exchange

"US$"	United States dollars, the lawful currency of the United States

"Valuation Report"	has the meaning given to it under Rule 18.01(3) of the Listing Rules

Unless otherwise stated, conversion of C$ and US$ into HK$ in this announcement is based on the exchange rate of C$1.00 = HK$7.78 and US$1.00 = HK$7.78 for the purpose of illustration only. No representation is made and there is no assurance that C$, US$ or HK$ can be purchased or sold at such rate.

By order of the Board
Aluminum Corporation of China Limited*
Xiong Weiping
Chairman and Chief Executive Officer

Beijing, the PRC
2 April 2012

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiong Weiping, Mr. Luo Jianchuan, Mr. Liu Caiming and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui and Mr. Lv Youqing (Non-executive Directors); Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

APPENDIX

The table below presents a summary of the mineral resource estimate for the mines and projects of SouthGobi as at 19 March 2012.

Reserves (in millions of tonnes)

Area	Proven	Probable	Total

Ovoot Tolgoi Mine	119.1	56.5	175.7

Resources (in millions of tonnes, inclusive of Reserves)

Area	Measured	Indicated	Inferred

Ovoot Tolgoi Mine	133.3	59.9	24
Ovoot Tolgoi Underground	65.8	43.3	62
Soumber Deposit	57.9	79.3	83
Zag Suuj	0.0	17.0	66
Tsagaan Tolgoi	23.4	13.0	9
Total Resources	280.4	212.5	244

Detailed information about each mine and project are set out as below.

Estimate of Resources - Ovoot Tolgoi Complex, Mongolia

Ovoot Tolgoi surface and underground Resources contain Measured plus Indicated coal Resources of 302.3 million tonnes (approximately 14% increase), with an additional Inferred coal Resource of 86 million tonnes (approximately 11% decrease). The Mineral Reserves (Table 5) are included in the Mineral Resources (Table 1).

Ovoot Tolgoi Resources are found in two different Resource areas, referred to as the Sunrise and Sunset fields. The Resources identified have been determined to be suitable for surface mining to a maximum depth of 300 metres below surface and potential underground mining between a depth of 300 metres below surface to a maximum depth of 600 metres.

Table 1: Total Ovoot Tolgoi (Surface and Underground) In-Place Coal Resources as of October 31, 2011

Resources (million tonnes)
Area	Type	Resource Limits Depth	Measured	Indicated	Inferred
		(metres)

Sunrise Field	Surface	Surface to 300m	75.5	24.4	9
Sunrise Field	Surface	Surface to 300m	57.8	35.5	15

Subtotal			133.3	59.9	24

Sunrise Field	Underground	300m to 600m	14.6	22.9	37
Sunset Field	Underground	300m to 600m	51.2	20.4	25

Subtotal			65.8	43.3	62

Total			199.1	103.2	86

Estimate of Resources - Soumber Deposit, Mongolia

SouthGobi completed an extensive drilling program at the Soumber Deposit in 2011. The drilling focused on both in-fill drilling to increase the confidence level of the resources, and on expanding the deposit generally eastward. The results of this program are a significant increase in the resource base in Soumber. SouthGobi intends to further define the deposit with continued exploration work while also substantially advancing the feasibility and planning for a mine at Soumber. An inaugural NI 43-101 compliant reserve study is being prepared, and is expected to be completed in third quarter this year.

SouthGobi has received an updated independent NI 43-101 compliant Resource estimate for its Soumber Deposit, consisting of the Central Soumber, East Soumber, Biluut, South Biluut and Jargalant Fields. The estimate also was prepared by MMC.

The deposit area is estimated to contain Measured plus Indicated coal Resources of 137.3 million tonnes (approximately 124% increase), with an additional Inferred coal Resource of 83 million tonnes (approximately 26% increase) (Table 2).

Table 2: Soumber (Surface and Underground) In-Place Coal Resources Summary as of January 25, 2012

Resources (million tonnes)
Area	Type	Resource Limits Depth	Measured	Indicated	Inferred
		(metres)

Central	Surface	Surface to 300m	30.8	16.3	11
Soumber Field
East Soumber Field	Surface	Surface to 300m	16.9	15.1	10
Biluut	Surface	Surface to 300m	10.2	32.4	11
South Biluut Field	Surface	Surface to 300m	0.0	0.0	0
Jargalant Field	Surface	Surface to 300m	0.0	10.5	10

Subtotal			57.9	74.3	42

Biluut Field	Underground	300m to 600m	0.0	2.1	12
South Biluut Field	Underground	300m to 600m	0.0	2.5	25
Jargalant Field	Underground	300m to 600m	0.0	0.5	3

Subtotal			0.0	5.1	40

Total			57.9	79.3	83

Estimate of Resources - Zag Suuj Deposit, Mongolia

As part of the extensive drilling program completed in 2011, SouthGobi continued drilling in greenfield areas on its exploration licenses that are known to contain coal resources. SouthGobi is pleased to announce the inaugural resource report on the Zag Suuj Deposit. Zag Suuj lies approximately 150 km east of the Ovoot Tolgoi Complex, within the Ovoot Khural basin.

SouthGobi has received an independent NI 43-101 compliant Resource estimate for its Zag Suuj Deposit. The estimate also was prepared by MMC.

The deposit area is estimated to contain Measured plus Indicated coal Resources of 17.0 million tonnes with an additional Inferred coal Resource of 66 million tonnes (Table 3).

Table 3: Zag Suuj in-Place Coal Resources Summary as of December 31, 2011

Resources (million tonnes)
Area	Type	Resource Limits Depth	Measured	Indicated	Inferred
		(metres)

Zag Suuj	Surface	Surface to 300m	0.0	17.0	66

Total			0.0	17.0	66

Estimate of Resources - Tsagaan Tolgoi Deposit, Mongolia

SouthGobi completed sufficient drilling through 2006 on the Tsagaan Tolgoi deposit to achieve a limited objective of identifying a resource of approximately 25 million tonnes. Tsagaan Tolgoi lies approximately 570 km south of the nation's capital of Ulaanbaatar and 113 km southeast of the provincial capital of Dalanzagad.

SouthGobi received an independent NI 43-101 compliant Resource estimate for its Tsagaan Tolgoi Deposit. The estimate was prepared by Norwest Corporation.

The deposit area is estimated to contain Measured plus Indicated coal Resources of 36.4 million tonnes with an additional Inferred coal Resource of 9 million tonnes (Table 4).

On March 5, 2012, SouthGobi announced an agreement to sell its Tsagaan Tolgoi thermal deposit to Modun Resources Limited (ASX: MOU) ("Modun"). SouthGobi expects to receive US$30 million of total consideration, comprising US$7.5 million up-front in cash, US$12.5 million up-front in Modun shares and deferred consideration of an additional US$10.0 million also payable in Modun shares.

Table 4: Tsagaan Tolgoi in-Place Coal Resources Summary as of December 31, 2006

Resources (million tonnes)
Area	Type	Resource Limits Depth	Measured	Indicated	Inferred
		(metres)

Tsagaan	Surface	Surface to 150m	23.4	13.0	9
Tolgoi

Total			23.4	13.0	9

Estimate of Reserves - Ovoot Tolgoi Complex, Mongolia

As a result of additional drilling, updating of the geologic model, improved pricing (primarily the result of beneficiation), the NI 43-101 compliant reserves at Ovoot Tolgoi increased approximately 65% to 175.7 million tonnes. The increased reserve base allows for an increased steady-state run-of-mine production rate of approximately nine million tonnes per annum which is expected to be achieved by 2015.

Table 5: Ovoot Tolgoi Open Pit Mineral Reserves as of December 11, 2010

Reserves (million tonnes)
Reserve Area	Proven	Probable	Total

Sunrise Field	71.5	25.1	96.6
Sunset Field	47.6	31.4	79.1

Total	119.1	56.5	175.7

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary